Exhibit 99.2

Second Quarter 2025 Results July 31, 2025 REAL ESTATE SERVICES | ENGINEERING | INVESTMENT MANAGEMENT

2 Colliers (US $ millions, except per share amounts) Highlights • Diversified business model fuels outperformance • Solid momentum in all three segments expected to continue throughout the year • Robust acquisition activity since the beginning of the quarter – 4 tuck - ins in Engineering, 2 in Real Estate Services, 1 in Investment Management • Increased full year outlook to reflect year to date operating results and recent acquisitions USD LC (1) Revenues 1,347.6 1,139.4 18% 17% Net Revenues 1,185.9 1,018.0 16% 16% Adjusted EBITDA 180.2 155.6 16% 15% Adjusted EBITDA Margin 13.4% 13.7% Adjusted EPS 1.72 1.36 26% GAAP Operating Earnings 99.2 114.7 -14% GAAP Operating Earnings Margin 7.4% 10.1% GAAP diluted EPS 0.08 0.73 -89% USD LC (1) Revenues 2,488.8 2,141.3 16% 17% Net Revenues 2,179.6 1,908.7 14% 15% Adjusted EBITDA 296.3 264.3 12% 12% Adjusted EBITDA Margin 11.9% 12.3% Adjusted EPS 2.59 2.13 22% GAAP Operating Earnings 130.8 158.1 -17% GAAP Operating Earnings Margin 5.3% 7.4% GAAP diluted EPS 0.00 0.99 NM Three months ended June 30 2025 2024 %Change Six months ended June 30 2025 2024 % Change (1) Local currency

31% 59% 10% TTM Q2 2025 Revenue by Segment 64% Recurring 23% 47% 30% 71% Recurring TTM Q2 2025 AEBITDA by Segment 3 Colliers Real Estate Services Engineering Investment Management Global diversification with 70%+ recurring earnings A Different Kind of Company Please refer to Appendix

4 Colliers Second Quarter 2025 Consolidated Revenues Engineering Investment Management Real Estate Services Local currency internal growth: 4% % Change over Q2 2024 USD LC Investment Management 0% 0% Engineering 67% 65% Real Estate Services 4% 4% Total 18% 17%                             4  4

                              4  4  5 Colliers Second Quarter 2025 Real Estate Services • Growth led by Capital Markets, particularly in the US and Western Europe, as well as debt finance • Leasing declined modestly globally due to tariff - driven uncertainties especially in industrial, more than offsetting robust growth in office leasing • Higher Outsourcing activity in all services • AEBITDA impacted by revenue mix and continued investments in recruiting               4  4      QHWPDUJLQ     QHWPDUJLQ USD LC Revenue Growth 4% 4% Net Revenue Growth 5% 4% AEBITDA Growth -1% -1% Revenues AEBITDA Outsourcing Leasing Capital Markets Subconsultant and other direct costs GAAP Operating Earnings: Q2 2025 $66.9M at 8.5% margin; Q2 2024 $64.3M at 8.6% margin

6 Colliers Second Quarter 2025 Engineering • Favourable impact of recent acquisitions and strong 8% internal net service revenue growth • Continued infrastructure, urbanization, and energy transition tailwinds • Margin expansion driven equally by acquisitions and improved productivity and efficiency in core operations                   4  4  GAAP Operating Earnings: Q2 2025 $19.2M at 4.4% margin; Q2 2024 $9.6M at 3.7% margin               4  4      QHW PDUJLQ     QHWPDUJLQ USD LC Revenue Growth 67% 65% Net Revenue Growth 73% 70% AEBITDA Growth 145% 142% Revenues AEBITDA Engineering Subconsultant and other direct costs

7 Colliers Second Quarter 2025 Investment Management • Management fee revenue decline due to catch - up fees recognized in prior year quarter • Net margin up, mainly due to cost control • AUM of $103.3 billion, up 3% from $100.3 billion as of March 31, 2025 on solid fundraising, strong capital deployment activity and modest valuation increases • FPAUM of $51.5 billion, also up 3% from March 31, 2025 • Pro forma AUM and FPAUM of approximately $108 billion and $54 billion, respectively, including RoundShield                   4  4  GAAP Operating Earnings: Q2 2025 $29.3M at 23.2% margin; Q2 2024 $55.0M at 43.7% margin               4  4      QHW PDUJLQ     QHW PDUJLQ USD LC Revenue Growth 0% 0% Net Revenue Growth -7% -7% AEBITDA Growth -1% -1% Management fees Pass - through performance fees Revenues AEBITDA

8 Colliers (US $ millions) Capitalization & Capital Allocation • Leverage ratio of 2.3x • $900 million of available liquidity under revolving credit facility after the closing of RoundShield acquisition in July 2025 • Anticipating capital expenditures of $100 - $115 million in 2025 Cash $ 183.3 $ 176.3 $ 162.6 Total Debt 1,740.3 1,508.5 1,363.9 Net Debt $ 1,556.9 $ 1,332.2 $ 1,201.2 Redeemable non-controlling interests 1,157.8 1,152.6 1,105.0 Shareholders' equity 1,386.0 1,325.6 1,195.3 Total capitalization $ 4,100.7 $ 3,810.4 $ 3,501.5 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.3x 2.0x 2.0x Capital Expenditures $ 31.1 $ 29.4 Acquisition Spend (2) $ 111.0 $ 32.1 Six months ended June 30, 2025 June 30, 2024 June 30, 2025 December 31, 2024 June 30, 2024 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Colliers 9 Updated and Increased 2025 Outlook (1) Based on key assumptions that ( i ) global trade uncertainty will lessen in the second half of the year, and (ii) interest rate volatility will not increase fo r t he balance of the year The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions. Real Estate Services Engineering Investment Management Consolidated Mid single - digit revenue growth with modest increase in AEBITDA margin Approximately 30% revenue growth including completed acquisitions, with increase in AEBITDA margin Mid - single digit revenue growth given launch of new fundraising cycle, with potential for acceleration later in year Flat to modest decrease in AEBITDA margin as result of continued investment in fundraising, new products and operational integration High single digit to low - teens percentage revenue growth Low - teens AEBITDA growth Low - teens AEPS growth 1 PRIOR UPDATED Low - teens percentage revenue growth Mid - teens AEBITDA growth Mid to high - teens AEPS growth High single - digit revenue growth with modest increase in AEBITDA margin 30 - 35% revenue growth with increase in AEBITDA margin High - single digit revenue growth with flat net AEBITDA margin

Appendix Colliers 10

Colliers 11 (US$ thousands) Net earnings $ 63,971 $ 71,927 $ 72,889 $ 86,063 Income tax 25,244 24,377 29,956 34,347 Other income, including equity earnings from non-consolidated investments (5,547) (932) (10,121) (1,583) Interest expense, net 15,515 19,376 38,063 39,248 Operating earnings 99,183 114,748 130,787 158,075 Depreciation and amortization 61,686 49,845 125,088 100,353 Gains attributable to MSRs (10,455) (3,712) (14,494) (5,027) Equity earnings from non-consolidated investments 3,318 796 7,052 1,232 Acquisition-related items 16,059 (15,221) 25,440 (13,281) Restructuring costs 1,265 1,722 6,575 8,833 Stock-based compensation expense 9,153 7,446 15,805 14,134 Adjusted EBITDA $ 180,209 $ 155,624 $ 296,253 $ 264,319 Three months ended Six months ended June 30, 2025 June 30, 2024 June 30, 2025 June 30, 2024 Reconciliation of GAAP earnings to adjusted EBITDA

Colliers 12 (US$ thousands) Net earnings $ 63,971 $ 71,927 $ 72,889 $ 86,063 Non-controlling interest share of earnings (16,238) (11,224) (21,967) (20,145) Amortization of intangible assets 42,983 34,385 87,738 69,471 Gains attributable to MSRs (10,455) (3,712) (14,494) (5,027) Acquisition-related items 16,059 (15,221) 25,440 (13,281) Restructuring costs 1,265 1,722 6,575 8,833 Stock-based compensation expense 9,153 7,446 15,805 14,134 Income tax on adjustments (12,210) (9,606) (25,692) (20,733) Non-controlling interest on adjustments (7,008) (7,141) (14,634) (13,271) Adjusted net earnings $ 87,520 $ 68,576 $ 131,660 $ 106,044 (US$) Diluted net earnings (loss) per common share $ 0.08 $ 0.73 $ 0.00 $ 0.99 Non-controlling interest redemption increment 0.86 0.48 1.01 0.33 Amortization expense, net of tax 0.53 0.41 1.09 0.88 Gains attributable to MSRs, net of tax (0.12) (0.04) (0.16) (0.06) Acquisition-related items 0.21 (0.36) 0.32 (0.37) Restructuring costs, net of tax 0.02 0.02 0.09 0.14 Stock-based compensation expense, net of tax 0.14 0.12 0.24 0.22 Adjusted EPS $ 1.72 $ 1.36 $ 2.59 $ 2.13 Diluted weighted average shares for Adjusted EPS (thousands) 50,891 50,479 50,900 49,671 Three months ended Six months ended June 30, 2025 June 30, 2024 June 30, 2025 June 30, 2024 Three months ended Six months ended June 30, 2025 June 30, 2024 June 30, 2025 June 30, 2024 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

Colliers 13 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by (used in) operating activities $ 44,563 $ 141,189 $ (39,913) $ 3,574 Contingent acquisition consideration paid 5,680 300 7,948 3,038 Purchase of fixed assets (16,428) (12,480) (31,082) (29,353) Cash collections on AR Facility deferred purchase price 35,556 34,930 83,977 68,848 Distributions paid to non-controlling interests (37,015) (38,521) (45,473) (48,827) Free cash flow $ 32,356 $ 125,418 $ (24,543) $ (2,720) Three months ended Six months ended June 30, 2025 June 30, 2024 June 30, 2025 June 30, 2024

Colliers 14 Trailing twelve months free cash flow (US$ thousands) 2024 Annual free cash flow $ 330,244 Add: Free cash flow for six months ended June 30, 2025 (24,543) Less: Free cash flow for six months ended June 30, 2024 2,720 Trailing twelve months ended June 30, 2025 free cash flow $ 308,421 Trailing Twelve Months Ended June 30, 2025

Colliers 15 Reconciliation of revenues to net revenues – Quarterly (US$ thousands) Three months ended June 30, 2025 Revenues $ 785,389 $ 435,977 $ 126,134 $ 149 $ 1,347,649 Subconsultant and other direct costs (54,588) (98,717) - - (153,305) Historical pass-through performance fees - - (8,400) - (8,400) Net revenues $ 730,801 $ 337,260 $ 117,734 $ 149 $ 1,185,944 Three months ended June 30, 2024 Revenues $ 751,875 $ 261,338 $ 126,051 $ 104 $ 1,139,368 Subconsultant and other direct costs (55,007) (66,363) - - (121,370) Historical pass-through performance fees - - - - - Net revenues $ 696,868 $ 194,975 $ 126,051 $ 104 $ 1,017,998 Real Estate Services Investment Management Engineering Corporate Consolidated

Colliers 16 Reconciliation of revenues to net revenues – Year to date (US$ thousands) Six months ended Revenues $ 1,422,361 $ 813,851 $ 252,336 $ 271 $ 2,488,819 Subconsultant and other direct costs (103,327) (190,419) - - (293,746) Historical pass-through performance fees - - (15,445) - (15,445) Net revenues $ 1,319,034 $ 623,432 $ 236,891 $ 271 $ 2,179,628 Six months ended June 30, 2024 Revenues $ 1,393,150 $ 499,399 $ 248,572 $ 227 $ 2,141,348 Subconsultant and other direct costs (103,825) (125,796) - - (229,621) Historical pass-through performance fees - - (3,000) - (3,000) Net revenues $ 1,289,325 $ 373,603 $ 245,572 $ 227 $ 1,908,727 June 30, 2025 Real Estate Services Investment Management Engineering Corporate Consolidated

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company

’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring for this revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 17 Other Non - GAAP Measures